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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*
                      POLLUTION RESEARCH AND CONTROL CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  731547-10-5
--------------------------------------------------------------------------------
                                (CUSIP Number)

John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 MARCH 15, 1999
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     731547-10-5                                     PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Liviakis Financial Communications, Inc. 68-0311399
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
           State of California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          243,750
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            243,750
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      243,750
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     731547-10-5                                     PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      John M. Liviakis ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
       00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          16,667
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          243,750
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            16,667
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          243,750
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      260,417
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     731547-10-5                                     PAGE 4 OF 10 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Renee A. Liviakis ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          243,750
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          243,750
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      243,750
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this Amended Statement relates is common stock, $.001 par value (the "Common Stock"), issued by Pollution Research and Control Corp., a California corporation (the "Corporation"). The principal offices of the Corporation are located at 506 Paula Avenue, Glendale, California 91201.

2.       IDENTITY AND BACKGROUND.

         This Amended Statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML"), and Renee A. Liviakis ("RAL"). LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

         LFC's President is JML and its Treasurer, Chief Financial Officer and Secretary is RAL. JML and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML and RAL. JML and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

         Prior to his resignation on March 15, 1999, Robert B. Prag ("RBP") was an executive officer and director of LFC. As such, RBP had filed jointly with LFC, JML and RAL a statement on Schedule 13D with respect to the Corporation's Common Stock. With his resignation, RBP disaffirms any joint actions with LFC, JML and RAL with respect to the Corporation or its Common Stock, and LFC, JML and RAL disaffirm any joint actions with RBP with respect to the Corporation or its Common Stock. Any group status that may have existed with respect to LFC, JML and RAL, on the one hand, and RBP, on the other, with respect to the Corporation's Common Stock terminated upon the resignation of RBP as an executive officer and director of LFC. All further filings by RBP with respect to transactions in the Corporation's Common Stock will be filed, if required, by RBP in his individual capacity.

         During the last five years, none of LFC, JML and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amended Schedule 13D is being filed to report 243,750 (as with all other numbers related to shares reported herein, giving effect to a 1-for-4 reverse stock split of the Corporation's Common Stock) shares of the Corporation's Common Stock which LFC may acquire pursuant to a Non-Qualified Stock Option Agreement dated as of August 30, 1996 by and between the Corporation and LFC (the "LFC Stock Option" or "Stock Option") and 16,667 shares of Common Stock which JML may acquire pursuant to a stock purchase warrant (the "JML Warrant" or "Warrant") exercisable at $4.00 per share through June 14, 1999.

         The LFC Stock Option represents a restatement and revision of previous stock option arrangements between the Corporation and LFC. Pursuant to the LFC Stock Option, LFC may purchase up to 187,500 shares of Common Stock at $3.76 per share and up to an additional 56,250 shares of Common Stock at $5.00 per share from September 2, 1997 through May 29, 2000. A copy of the LFC Stock Option is attached to the Statement as Exhibit "A".

         The Warrant was acquired by JML from the Corporation in June 1996 in a private placement, in which JML acquired for $40,000 16,667 shares of Common Stock and the Warrant to purchase up to 16,667 shares of Common Stock. JML has since sold the shares of Common Stock so acquired. JML utilized personal funds for acquiring such securities in the private placement. A copy of the JML Warrant is attached to the Statement as Exhibit "H".

         To the extent LFC exercises the LFC Stock Option, it presently intends to utilize its working capital. To the extent JML exercises the JML Warrant, he presently intends to utilize his personal funds.

4.       PURPOSE OF TRANSACTION.

         The Option Agreement was entered into pursuant to a Consulting Agreement effective as of May 30, 1996 by and between the Corporation and LFC, as amended (the "Consulting Agreement"), in consideration of LFC entering into the Consulting Agreement and for consulting services to be performed by LFC for the Corporation thereunder. A copy of the Consulting Agreement, as originally entered into, is attached to the Statement as Exhibit "C", and first and second amendments thereto are attached thereto as Exhibits "D" and "E", respectively.

         To the extent LFC and JML exercise the Stock Option and Warrant, each presently intends to acquire and hold the shares of Common Stock so purchased for investment purposes. LFC, JML and RAL may also acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

         LFC, JML and RAL have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to the LFC Stock Option, LFC has the right to purchase up to 187,500 shares of Common Stock from the Corporation from September 2, 1997 through May 29, 2000 at an exercise price of $3.76 per share of Common Stock and the right to purchase up to an additional 56,250 shares of Common Stock from the Corporation during the same period at an exercise price of $5.00 per share of Common Stock. As the directors of LFC, JML and RAL share the power to direct the vote or disposition of any shares of the Common Stock of the Corporation acquired by LFC pursuant to the LFC Stock Option or otherwise.

         Pursuant to the JML Warrant, JML has the right to purchase up to 16,667 shares of Common Stock through June 14, 1999 at an exercise price of $4.00 per share. JML has the sole power to direct the vote or disposition of any shares of the Common Stock of the Corporation acquired by JML pursuant to the JML Stock Option or otherwise.

         LFC disclaims any beneficial ownership of any shares of Common Stock which may be acquired by JML pursuant to the JML Stock Option.

         The 243,750 shares of Common Stock that LFC has the right to acquire within sixty days of the date hereof, and as to which JML and RAL as officers and directors of LFC would have shared power to direct the vote or disposition, represents approximately 9.2% of that class of securities. The 16,667 shares of Common Stock that JML has the right to acquire within sixty days of the date hereof, and as to which JML would have the sole power to direct the vote or disposition, represents approximately 0.7% of that class of securities. The 260,417 shares of Common Stock as to which, if acquired through exercise of the Stock Option or Warrant, LFC or JML would have sole power to direct the vote or disposition represent approximately 9.8% of that class of securities. In each case, the calculation of the percentage of the class of

Common Stock is based on information set forth in the Corporation's Report on Form 10-QSB/A for the quarterly report period ended September 30, 1998 indicating that, as of January 6, 1999, 2,399,689 shares of Common Stock were outstanding.

         During the past sixty days, LFC, JML and RAL have not engaged in any transactions in Common Stock.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Corporation entered into the Stock Option Agreements with LFC pursuant to the Consulting Agreement. In the agreement embodying the Stock Option, the Corporation grants to LFC certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended.

         Except for the Consulting Agreement, the Stock Option and the Warrant, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Non-Qualified Stock Option Agreement dated as of August 30, 1996 by and between the Corporation and LFC.

         Exhibit B - Non-Qualified Stock Option Agreement dated as of August 30, 1996 by and between the Corporation and RBP.

         Exhibit C - Consulting Agreement, dated effective as of May 30, 1996 by and between the Corporation and LFC.

         Exhibit D - Amendment to Consulting Agreement dated July 31, 1996 by and between the Corporation and LFC.

         Exhibit E - Second Amendment to Consulting Agreement dated as of August 28, 1996 by and between the Corporation and LFC.

         Exhibit F - Agreement of LFC, JML, RAL and RBP pursuant to Rule
13d-1(f).

         Exhibit G - Warrant to Purchase 66,667 shares of Common Stock of the Corporation issued to Robert B. Prag.

         Exhibit H - Warrant to Purchase 66,667 shares of Common Stock of the Corporation issued to John M. Liviakis.

         Exhibit I - Agreement of LFC, JML and RAL pursuant to Rule 13d-1(k)(1).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 1999             LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                   By: /s/John M. Liviakis
                                       -------------------------------
                                       John M. Liviakis, President


                                         /s/John M. Liviakis
                                   -----------------------------------
                                            John M. Liviakis


                                         /s/Renee A. Liviakis
                                   -----------------------------------
                                            Renee A. Liviakis


                                         /s/Robert B. Prag
                                   -----------------------------------
                                            Robert B. Prag

                                   EXHIBIT "I"
                             JOINT FILING AGREEMENT

         Liviakis Financial Communications, Inc., John M. Liviakis and Renee A. Liviakis (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of Pollution Research and Control Corp., a California corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

         Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

         In Witness Whereof, the Parties have executed this Joint Filing Agreement this twenty-second day of March, 1999.

                                 LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                 By:   /s/ John M. Liviakis
                                       -------------------------------
                                           John M. Liviakis


                                        /s/ John M. Liviakis
                                 -------------------------------------
                                            John M. Liviakis


                                        /s/ Renee A. Liviakis
                                 -------------------------------------
                                            Renee A. Liviakis